Business Plan



KINESICS

STUDIOS

Kinesics Studios Inc.

5061 CR 487
Salina, OK 74365
(405) 796-8111
www.kinesicsstudio.com

This Document is numbered to correlate with the questions annotated on the Form C on file with the SEC.

Executive Summary 3

The Company 4

    1.   Name of issuer 4

The Eligibility 4

    2.   Certification of Statements 4

    3.   Failure to Comply 4

Directors and Officers 4

    4.   Board Members 4

    5.   Company Officers 5

Principal Security Holders 8

    6.   Ownership 8

Business Plan 8

    7.   Detailed Business Plan 8

Risk Factors 19

    8.   Risk 19

Securities 23

    9.   Purpose of the Offering 23

    10.   Use of Proceeds 23

    11.   Transactions and security delivery 23

    12.   Cancellation 23

Ownership and Capital Structure 24

The Offering 24

    13.   Terms 24

    14.   Voting Rights 25

    15.   Voting Limitations 26

    16.   Terms Modification 26

Description of Securities 26

    17.   Other Securities 26

18. Rights, Dilution or Requalification 26

19. Difference of Stock 27

20. Principal Shareholder Rights 27

21. Valuation 27

22. Minority Ownership Risks 27

23. Corporate Actions 27

24. Indebtedness 27

25. Exemptions 27

26. Transactions 27

Financial Condition 27

27. Operating History 27

28. Financial Condition 27

Financial Information 27

29. Certified Financial Reports 27

30. Principals Certifications 27

Other Material Information 29

31. Additional Material 29

Executive Summary

Kinesics Studios Inc. (The Company) is not just another movie production company. Think, if you could go back and invest in Orson Wells before he made "*Citizen Kane*". The classic that created the visual language, the film that film makers still study today. Now fast forward to the 21st century, virtual reality is presenting the same challenge today that Orson Wells faced in 1940, how to use the visual image to tell compelling stories. The principles of The Company have solved that very dilemma, how to use the visual image in 360° to tell meaningful stories that will keep audiences engaged. This will change the VR industry and bring explosive growth and You can join the company that leads the way.

The Company is a modern studio set to leverage a new business model and new technology. It will be built from the ground up to utilize new digital breakthroughs including digital cinema, virtual reality, and augmented reality. It is a mini studio rather than a production company because it will be handling the distribution of its own products. The studio will be leading the way in utilizing modern technology to streamline production while maintaining high production value. It will combine the creative talents of upcoming stars with the business talents of industry professionals. Now is the time for independent studios to fill the gap in movie production and engage the stay-at-home crowd created by the pandemic.

The Company management includes David Greene, a digital cinema expert, Peter Zhmutski, a notable international film maker, actor, and musician, Jamie Loy, an up-and-coming actress and Salamat Mukhammed-Ali an international producer that lives on the cutting of edge of Virtual Reality production. This management team has expertise in every aspect of the feature film industry. The team is coachable and has industry giants like Gray Frederickson, Oscar winning producer of the Godfather trilogy, Apocalypse Now, the Outsiders, The Good, The Bad, and The Ugly, and many other films as a front-line coach and longtime mentor of the team.

No film is a success without a robust promotion and advertising campaign, which usually costs more than the production of the movie. In the 21st Century people are more connected than ever before, so we intend to leverage that connectivity. The Company has a new approach that targets demographics, utilizes text messaging, and promotes word of mouth advertising. Digital advertising has grown significantly with many platforms available to create customized messaging to targeted demographics. This form of advertising can be internally managed and generated with significantly reduced costs while still saturating coverage. Messaging is also well suited to generate the coveted word of mouth advertising through the share button.

An exciting new frontier in the visual media sector is Virtual Reality. It is the fastest growing sector and an underserved sector for movies. Peter Zhmutski and Salamat Mukhammed-Ali are on the leading edge of this technology and will be instrumental to the growth of the company in this high margin sector. While other studios will be attempting to figure out the nuances of filming in VR/360°, Kinesics will already be on the ground running with the new visual language.

A complex that includes sound stages, editing suites, and server farms to distribute content wherever people choose to consume their entertainment. Armed with the long-term vision of leading technology the company will design and build sound stages to film 360° films quickly and efficiently. Then move the project into the digital editing pipeline leverage the modern tools for 360° editing, Scratch VR, where a completed film is delivered. The film will then be transferred to the server farm for streaming or other delivery venues. All at one complex.

A modern studio created from the ground up to operate in the 21st century and beyond. A production model that streamlines principal photography and controls costs. A management team with the experience and expertise to produce high quality content. A distribution plan that moves the company as close as possible to the retail dollar. A digital promotion and advertising platform that saturates a targeted demographic for pennies on the dollar. A firm foundation of classic film making with a vision of a new frontier in virtual reality. This is Kinesics Studios, stories in motion.

The Company

1.   Name of issuer

Kinesics Studios Inc.
5061 CR 487
Salina OK 74365
(herein after known as The Company)

The Eligibility

2.   Certification of Statements

The Company certifies all the following statements as True.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies

3.   Failure to Comply.

The Company is a development stage company and has not failed to comply with any reporting requirements.

Directors and Officers

4.   Board Members

President & Chairman of the Board – David Greene

Mr. Greene is the original founder of the company and an insider board member. See his complete biography in the next section.

Board Member – Peter Zhmutski

Mr. Zhmutski is a cofounder of the company and an insider board member. See his complete biography in the next section.

Board Member – Gray Frederickson

Oscar and Emmy winning producer. Gray has produced over 50 films from blockbusters like the *Godfather* trilogy and *Apocalypse Now* to the critically renowned film *The Outsiders*. He has formed private film production companies that later were taken public. His history in the film industry is legendary. The reason for his recognition and success was a unique ability to create high quality pictures on minimal budgets.

Gray started in Italy working the spaghetti westerns with Clint Eastwood. When he returned to America, he landed a small movie *Little Faus and Big Halsey*. While the movie wasn't a box office smash, Warner Brothers took note that he could bring in a quality movie on a tight budget and on schedule. So, when they decided to do the Godfather, they turned to Gray. The studio had very low expectations for the film, but Gray had a better vision. He brought in Francis Coppola to direct and against all other advice Marlon Brando as the star. The rest as we say is history.

From big budget to small independents. Gray came back to his home state of Oklahoma to raise his family. Semi-retired he looked around and decided Oklahoma would be a good place to make independent films, however there was a lot lacking. First he needed qualified crew, he met with several colleges to stand up a film school, and none were interested, but a friend suggested he meet with the President of Oklahoma City Community College. From that meeting came a crew focused two-year degree program, which is now known nationwide for a leading school in film and video production.

Gray then created an independent film company Gray Mark. The company produced five films all of which received distribution. The company was taken public and investors saw upside value to their stock. Gray has continued to make one off productions. His A-list connections in Hollywood gives the independent film makers an edge into the market, and his local connections to highly qualified crew members provide him the ability to create high quality, low-cost productions.

Board Member – To Be Named

Kinesics is seeking a highly accomplished businessperson to join the board. We are currently interviewing several possible candidates to determine the individual that will bring the most insight to the company.

5.   Company Officers

David Greene, Chief Executive Officer:

Mr. Greene is a retired Master Sergeant that served as an airborne radar technician aboard the E3 Sentry AWACS in the US Air Force. He served in many capacities during his career, chief of training where he was in charge of creating, implementing, and evaluating the training of Airborne Radar Technicians Air Force wide. He served as a current operations NCO in charge of deploying aircraft, airborne and maintenance crews, equipment, supplies, and accommodations. He served as a Congressional Liaison during a tour of duty at the Pentagon.

 After the military he entered the motion picture industry and was mentored by Gray Frederickson, Oscar winning producer of *The Godfather Trilogy*, *Apocalypse Now*, and *The Outsiders* to name a few. He is now considered a Digital Cinema Expert, David has managed all phases of filmmaking; development, preproduction, production and postproduction on films such as "*2016: Obama's America*", "*America imagine a world without her*" two of the highest grossing political documentaries of all time and many other films. *"America Imagine a World Without Her"* received a very rare A+ rating from cinema score. The two films together grossed over $47M dollars at the box office alone.

He is also known for his technical and artistic ability as a Director of Photography. He has filmed Emmy winning documentaries such as *"Dream no Little Dream"* and *"The Grand Energy Transition"*. For fourteen years he has shared his technical skills and knowledge of the aesthetics of the visual image as an adjunct professor in the Digital Cinema Program at Oklahoma City Community College. David was the first owner of a Red One camera in Oklahoma, the camera that started the Digital Cinema revolution in the film industry and shot the first feature film made in Oklahoma on the Red One.

His technical and managerial skills will ensure the highest quality film produced on budget and on schedule. Mr. Greene has established relationships with seasoned film veterans, A Listers in Hollywood, that will play an important supporting role in the success of our films. He is well equipped to take the reins of leadership at Kinesics Studios to make the company a prominent independent studio.

- Responsible to stockholders for the company's performance

- Plan, develop, produce and evaluate the films fiscal cost and performance.
- Participate in the corporation's selection of films to fund and produce.
- Evaluate and advise on the long-range impact of films selected and considered to produce.
- Evaluate and introduce new production locations, financial partners and processes that are considered advantageous for the company.
- Develop credibility for the company among the film industry, including A-list actors, casting agents and other film professionals.
- Develop, implement and. Enforce policies and procedures that will improve overall operations, cost control and fiscal performance.
- Plan and implement continual budgeting process improvements through education of department managers on financial issues and budgets.
- Approve film schedules and budgets for projects.
- Determine cash amounts and flow necessary for productions.
- Evaluate the financial impact on any contracts the company may enter.
- Create long range plans and goals for the company.
- Provide the vision and interpretation of scripts being considered for production.

Peter Zhmutski, Chief Operations Officer

Peter Zhmutski, international award-winning filmmaker, actor, and musician was born in the former Soviet Union, in what is today the country of Kazakhstan. He came to the United States in 1998. He has a Magna Cum Laude Bachelor's Degree in Broadcasting from the Pittsburg State University and master's degree in professional writing from the University of Oklahoma. He has worked in the film industry for 22 years, both in front & behind the camera. Because of his numerous international film merits & awards, the United States government has acknowledged him as "an extraordinary filmmaker" & granted him citizenship for contributing his talents into American film industry.

Mr. Zhmutski has worked on 25 motion pictures, mostly as a director, producer & actor. His films have earned prestigious International Film Festival Awards. They have been distributed worldwide, aired on major American TV Networks, distributed on Netflix, Amazon, On-Demand, as well as sold on DVD/Blu-Ray media around the globe in different languages.



In 2015 Mr. Zhmutski produced a Russian/American picture "Ratpocalypse", which was picked up by The Showtime Network. "Ratpocalypse" was the first 3D film shot in Oklahoma, starring Casper Van Dien & Catherine Oxenberg.

In 2017 Mr. Zhmutski produced a theatrical feature film "Diamond Cartel", directed by Salamat Mukhammed-Ali and starring Armand Assante, Peter O'Toole, Cary-Hiroyuki Tagawa, Michael Madsen and Tommy Lister. The movie received a theatrical release in the US, United Kingdom, Australia and Kazakhstan and topped the Kazakh Box Office.

In 2020 Mr. Zhmutski wrote, directed, and produced a teleplay "Marvin's Shining Star". The other Producers were: John Otto, Max Weitzenhoffer, and Gray Frederickson. Based on a book by John and Payton Otto, the project's goal is to serve as a therapeutic instrument to help troubled children of incarcerated parents open up for counseling and mend their hidden traumas.

As a composer Mr. Zhmutski scored over 10 films and has toured with his solo piano concerts across

America for several years. Today, He develops film, theatre and ballet projects.

In Oklahoma, Mr. Zhmutski has always been active in the growing film community. He has taught film classes at the University of Oklahoma and acting classes at Julia's Learning Center. He actively participates in many international film festivals and events. He pioneered 360-degree virtual reality and 3D technologies and is currently producing the first interactive VR miniseries. Mr. Zhmutski works with the Academy Award Winning Producer Gray Frederickson and resides in Norman.

Mr. Zhmutski will lead the company's international operations and VR/360 development, implementation, productions, and distributions.

- Provide evaluation, critiques and feedback of the content of selected scripts to produce.
- Assist in international and domestic public relations with regard to selected and produced films.
- Responsible for creative marketing material.
- Represent the films to media outlets, client and partners.
- Maintain relations with local film crew.
- Maintain relations with casting agents and actors.
- Evaluate the need for equipment either lease or purchase.

Jamie Loy, Chief Information Officer:



Jamie Loy is a Native American Actress, Producer, and Director from Northeastern Oklahoma. Her recent credits include the award-winning films LITTLE CHIEF, THE CHEROKEE WORD FOR WATER, MEEKO, and VIOLET. Jamie has worked alongside veteran actors such as Zahn McClarnon, Rauol Trujillo, Kalani Queypo, and Alex Meraz. Apart from her experience in front of the camera, Jamie also has significant behind the camera experience as well such as Lead Stand-In, Set Decorator, Stunt Coordinator, Second Assistant Director, and Script Supervisor among others. Jamie's passion for film comes through in her work in front of and behind the camera.

- Provide evaluation, critiques and feedback of the content of selected scripts to produce.
- Record and publish meeting minutes.

Chief Financial Officer: Seeking a Financial Officer

Until a financial officer is hired the CEO will assume the CFO functions below.
- Provide evaluation, critiques and feedback of the content of selected scripts to produce.
- Approve budgets for projects
- Author and sign company financial reports
- Interface with accounting services to ensure accurate finical reporting.

Chief International Operations Officer: Salamat Mukhammed-Ali

Salamat Mukhammed-Ali is an international award-winning director/filmmaker. He has worked in the entertainment industry for over 25 years. He started as a technical director in the TV company "MIK-TV. He produced and directed music videos, national commercials, and social and documentary films. He was the founder of the rock band "Epoch".



Salamat's 3D animated video won the Audience Award and the award from TV channel 1 "Kazakhstan". His video "Aynaldym Elim" won "Best Music Video of Kazakhstan". He was the stage director of the Education Fund of President Nursultan Nazarbayev "Intellectual Olympiads", "IQ-Action" which won international television competitions.

He was the creator of "The whole world at our feet/ Diamond Cartel" starring Armand Assante, Peter O'Toole, Keri-Hiroyuki Tagawa, Michael Madsen, Tommy Lister, Bolo Yeng, Don "Dragon" Wilson, and Oliver Gruner. The picture was released internationally including the IS, UK, Australia, North America and Kazakhstan. In 2018 at the Silk Road Cohesion Awards Film Festival, the film was awarded the Grand Prix for the best film.

Salamat's international work, his technical capabilities, and his advanced techniques in virtual reality creates opportunities for today and a vison for the future. Bringing meaningful stories to virtual reality may be the greatest advance in the industry since Citizen Kane.

- Provide evaluation, critiques and feedback of the content of selected scripts to produce.
- Manage international productions
- Aid in international marketing at film markets like Berlin and Cannes
  Manage the advancement of VR productions

Principal Security Holders

6.   Ownership

Name of Holder	No. Securities now held	% of voting power prior to offering
David Greene	12,000,000	12%
Peter Zhmutski	12,000,000	12%
Jamie Loy	12,000,000	12%
Salamat Mukhammed – Ali	12,000,000	12%
Gray Frederickson	100,000	.1%

Business Plan

7.   Detailed Business Plan

Kinesics Studios Inc. (The Company) is an independent feature film, video, and virtual reality (VR) company founded by David Greene, Peter Zhmutski, Jamie Loy, and Salamat Mukhammed-Ali. It will produce films with high moral value, ameliorate societal norms, and promote the victory of light over darkness. It will operate in the feature film, documentary, episodic television, virtual reality and streaming video venues. It will handle its own distribution to place the company as close as possible to the retail dollar and maximize investors ROI. We will strive to produce movies that will be a hit on main street and wall street.

The studio will also offer video production services, editing services, legal video services, commercial, 360° filming, aerial photography, LiDAR mapping, commercial, and industrial production services. The studio will offer streaming services on its platform. It will offer promotion and advertising services through its network.

Company Goals:

Our goal is to put *HOPE* on the silver screen through high quality meaningful films that draw audiences. To be a fiscally responsible company that increases shareholder value. To be a leader in video and virtual reality production technology implementation to create meaningful and dynamic visual images. To be stories in motion.

Mission Statement:

Our mission is to create and operate a production company for the 21st century.

- We will equip the company with the latest technology in lighting and cameras that will lower production costs.
- We will utilize lenses and mics that are proven performers.
- We will create a first ever mobile sound stage.

- We will produce films and videos in a cost-controlled manner while maintaining high production value.
- We will lead the way in Virtual Reality production and distribution.
- We will create our own studio with modern sound stages for filming Virtual Reality and other productions.
- We will self-distribute and stream films to maximize ROI

Company Objectives:

Fund the start-up cost of the company. (See Section VIII Startup Costs and Capitalization)

Build the necessary infrastructure to produce high production value low-cost movies as an ongoing concern. (See Section VI Operational Plan)

Establish not only a production infrastructure, but also a self-distribution conduit to ensure maximum exploitation of the films. (See Section VII Marketing Plan)

Our prime directive is to tell stories that Families embrace no matter what condition or challenges they face within their lives.

Business Philosophy:

Our philosophy contains three major virtues Integrity, Compassion, and Excellence (ICE).

We shall approach all tasks and duties with the upmost integrity, so that our actions always illuminate the grace of God. We shall handle every task, detail, and action as if it is the most important thing we have ever done. Our teams will work to lift each other up to create cinematic masterpieces.

> "Whoever is careless with the truth in small matters cannot be trusted with important matters."

> Albert Einstein

Compassion is the epitome of the golden rule, do unto others as we would have others do unto us. We shall always be professional, direct and forthright. We will treat our investors, employees, vendors and customers as we want to be treated. We will create a culture that fosters the best in all and promotes achievement with synergy and selflessness to create the vision of our stories.

> "Finally, brothers, whatever is true, whatever is honorable, whatever is just, whatever is pure, whatever is lovely, whatever is commendable, if there is any excellence, if there is anything worthy of praise, think about these things."

> Philippians 4:8

Excellence is never an accident, it comes from highly skilled people, knowing the best way to do their given tasks and having the ability to perform them. We will create a culture of excellence. We will recruit the people with the skills, knowledge and drive to excel. We will put every ounce of our creativity and energy into productions to create cinematic masterpieces. There is no unimportant position or job in our company.

> "If a man is called to be a street sweeper, he should sweep streets even as Michelangelo painted, or Beethoven composed music or Shakespeare wrote poetry. He should sweep streets so well that all the hosts of heaven and earth will pause to say, 'Here lived a great street sweeper who did his job well."

> Martin Luther King Jr.

The Film Market:

The overall film industry is growing as reported by MPAA. The film industry has taken a hit in 2020 as nearly every industry did due to the COVID 19 pandemic, however this has created an opening in the market for independent film.

In 2019, the combined global theater and home/mobile entertainment market surpassed $100 billion for the first time, reaching $101 billion, an eight percent increase compared to 2018. Note: this figure does not include the pay television subscription market.

In the United States, theatrical and home/mobile entertainment reached $36.6 billion in 2019, a four percent increase compared to 2018 and a 25% increase compared to 2015.

Source: MPAA

According to Digital TV Research, the global OTT streaming market is expected to grow to $159 billion in 2024.

The VR Market:
The VR/360° is the fast-growing market for visual media worldwide.

- According to recent data, the virtual reality market was worth $5.12 billion in 2017, and by 2023, the market will reach $34.08 billion. This means that VR market value will grow at a CAGR of 33.95% during the forecast period.
- Besides, the VR market will grow from $7.9 billion in 2018 to $44.7 billion by 2024. This means the VR market will grow at a CAGR of 33.47% between 2018 and 2024.
- In terms of global implementation, China leads the way at 51%, followed closely by France (43%), US (42%), UK (33%, and Germany (23%). When it comes to experimentation the table turns, Germany (77%) has the highest number of implementers followed by UK (67%), US (58%), France (57%), and China (49%)
- According to Statista projections, the VR market in the Middle East and North American region will reach $6 billion.
- Interestingly, the annual global enterprise VR revenue (hardware + software) will increase from $1 billion in 2018 to $12.6 billion by 2025.
- Similarly, the global virtual reality market share of two leading immersive technologies (VR+ AR) will reach more than $117 billion by 2024.

Source: FinanceOnLine.com

Legal Description:

Kinesics Studios Inc. is an Oklahoma Corporation that is a closely held private corporation. The shares will be held by the key personnel and investors.

Products:
The company will develop, fund, produce, promote, and market full length feature films as its main product line. Currently the company is in development of two projects.

Shadow Warriors: Long before the Europeans came to North America a pale face tribe lived in the Kanawha Valley in what we now know as West Virginia. This was a special tribe that walked with the great light. Feared by other tribes, the evil one Shandador invaded the hearts of the surrounding tribes and stoked the flames of fear. The tribes united and staged a massacre against the Hocachunke tribe. They fought bravely but could not stand against the numbers that were aligned against them. On an island in the Oyo (Ohio River) the tribe made its last stand. In the final moments a great medicine man opened a portal with a special dreamcatcher. Many of the tribe escaped into the shadow realm and now are known as the shadow warriors.

A few fled and escaped the massacre and were scattered across the land. Now a young Native American orphan, a descendant of the Hocachunke tribe must discover her past, survive her present, and embrace her future to bring the Shadow Warriors back and fight the never-ending darkness of Shandador. Is she up to the task?

Shadow Warriors I: The Awakening

Onacana Anderson grew up in an orphanage, the only girl in a boy's home. She grew up tough, a tom boy, and alone. When she aged out of the orphanage, she found herself homeless and she learned how to survive. Our story begins shortly after the orphanage founder passed away, he willed his farm to one of the orphans, but they must play a survivor type game of capture the flag and only one can claim the prize.

At the farm Onacana meets the farms keeper Ohanazee, a medicine man from the Hocachunke tribe remnants. He tries to explain Onacana's heritage to her, but she is having nothing to do



with the people who abandoned her. Her only concern is to win the $1.2M prize and finally have a home and a life for her and her rescue cat Max.

The game of capture the flag is played under the blood moon, in the evil presence of Shandador, and it soon turns deadly. Onacana must turn to the Shadow Warriors to survive, or will she make a deal with the devil Shandador to enrich herself?

This suspense thriller is a high concept movie, nothing like this has ever been approached from a Native American perspective. The great light versus the great darkness, and inbetween are the shadows. It is a low-cost film to produce, small cast shot in one location. It is an enterprise film with the second edition already being written. While you can never fully predict a films performance, this film checks the boxes for a high-performance film.

Undo:



Athena is a talented witch with a fiery will, Deivos is a well-meaning warlock though at times is totally clueless. They have spent their childhood in a school for young conjurers learning how to use their powers and the technologies of civilizations past and present including those of their ancestry, Atlantis.

Taken by surprise, Yatunes, the arch enemy of Atlantis and the Shambala Mystery School, executes a devastating attack. Now two young wizards with only a cursory understanding of the mighty undo spell must undertake a perilous journey to save their people.

The VR spectrum is blowing up and with few cinematic stories being told, this episodic is positioned to reach a very hungry audience worldwide. The enterprise potential of the venture is immense, from additional seasons to gaming scenarios. Undo in VR is the ultimate in stories in motion.

Services:

The Company will also be a production service for hire. This may include other feature films and episodics as well as commercials, industrial, VR/360 filming, training videos, legal videography, drone services, and lidar mapping. Additional revenue streams can be the difference of a company surviving unforeseen downturns like the pandemic, and a company not surviving it.

Oklahoma Advantage:

Oklahoma is probably not the first place that comes to mind when you think of a location for a film company, however it offers many advantages.

- First Oklahoma is a right to work state, which alleviates the company form many of the union pressures. This enables the company to pay a fair wage and attract top quality labor who are willing to put forth their skills talents and abilities to produce high quality and entertaining films.
- Oklahoma has one of the best film rebates in America. Oklahoma offers up to a 37% cash rebate on approved production expenses.
- Oklahoma has a wide diversity of environments to film in. From big cityscapes to desert and nearly everything in between, the right environment can be found here.
- Oklahoma has a highly qualified film crew base. For years Oklahoma City Community College, has been turning out quality crew members. This two-year degree program designed and championed by Gray Frederickson (Producer of the Godfather movies) has been building a talented and skilled crew base that is production oriented.
- Oklahoma has one of the lowest costs of living levels in the nation, which will help the company get more bang for the buck in productions and the quality of life for company employees.

International Operations:

Working productions across the globe allows the Company to build relationships that will be beneficial not only during production but also during distribution. Our international operations allows us to build intricate sets for pennies on the dollar which increases production value while controlling costs. Also, much of the virtual reality expertise is outside the US. Tapping into this international expertise gives the company a great competitive edge in that market.

The Studio:

The studio complex is the final phase of development for the company. The Manhattan Beach Studio sits on 22 acres in California and is where Disney Mandalorian and the Avatar sequel are being filmed. But there's much more to a studio complex than buildings, most importantly are the people that make movies a reality, and it takes quite a few. This can will create a major economic impact wherever it is located.

Just one show in one sound stage can employ over 130 positions with more than one person in the same position. This is over $12M dollar in annual salaries and that's just the beginning of the economic impact a studio can have. The labor force consists of high paying jobs for skilled labor like camera, lighting, and sound crew. It also has hair, wardrobe, and makeup. Construction and all sorts of skills like welders, carpenters, plumbers, electricians, and other skilled labor. Food service, administrative, legal, and accounting. There is just no other industry that provides such a wide variety of job disciplines like the movie business does.



In addition to direct hires there is additional economic impact of local purchases of lumber, hardware, and other building needs. Movie supply companies will spring up, and educational programs will be required to supply the studio skilled labor needs. The economic impact of a bustling movie studio is hard to overstate, that is why the State of Oklahoma has a film incentive to attract such a diverse industry.

Projected Performance

It is of the utmost concern that we present as accurately as possible our projections of future performance. This entails an understanding of two markets that we provided an overview of above, the feature film market and the virtual reality market.

Feature Films



Graph 5.1



Graph 5.2

The shaded area represents the expected performance range for a film, based on its opening weekend box office. 95% of films fall within the shaded area. If a film trends towards the top end of the shaded area, it has good legs compared to the average film; if it trends towards the bottom end of the shaded area, it has poor legs. The predictive area is based on movies from the past 5 years.

Market Share for Each Genre in 2020

Rank	Genre	Movies	2020 Gross	Tickets	Share
1	Adventure	19	$662,979,494	72,774,909	37.33%
2	Action	17	$381,340,648	41,859,558	21.47%
3	Drama	99	$256,530,589	28,159,184	14.44%
4	Thriller/Suspense	36	$228,851,329	25,120,876	12.88%
5	Horror	24	$172,010,954	18,881,541	9.68%
6	Comedy	28	$39,371,503	4,321,777	2.22%
7	Black Comedy	4	$11,916,604	1,308,079	0.67%
8	Musical	2	$7,229,193	793,544	0.41%
9	Romantic Comedy	8	$6,491,803	712,598	0.37%
10	Documentary	44	$3,854,256	423,059	0.22%

Chart 5.1

Market Share for Each Type of Source Material in 2020

Rank	Source Material	Movies	2020 Gross	Tickets	Share
1	Original Screenplay	155	$998,413,243	109,595,231	56.21%
2	Based on Fiction Book/Short Story	28	$286,574,585	31,457,133	16.13%
3	Based on Game	1	$146,066,470	16,033,641	8.22%
4	Based on Comic/Graphic Novel	5	$129,005,004	14,160,811	7.26%
5	Based on Factual Book/Article	13	$51,652,127	5,669,821	2.91%
6	Based on Folk Tale/Legend/Fairytale	2	$42,281,699	4,641,240	2.38%
7	Based on TV	3	$30,894,874	3,391,313	1.74%
8	Based on Real Life Events	65	$30,115,396	3,305,720	1.70%
9	Based on Short Film	2	$19,718,667	2,164,507	1.11%
10	Compilation	4	$14,252,029	1,564,436	0.80%

Chart 5.2



Graph 5.3

These graphs will help illuminate the feature film industry and establish the value of this business plan. The box office has been very lean for 2020 due to the corona virus. Graph 5.1 shows the cone which is expected box office and the line is the actual box office. Currently due to the pandemic there has been little box office activity and little film production activity. Because very few films are being produced, as the economy reopens there are going to be very few films to be shown. This is a great scenario for independent productions. It will create a market opening that has never been available to independents before. Now is the time to make movies. While for the industry this chart looks bleak, for the independent film maker it looks promising. Take away number one, our timing is right for new feature films.

Graph 5.2 shows the average movie performance for a theatrically released movie prepandemic. We are going to make a conservative assumption for Shadow Warriors I that it will perform on the lower portion of the graph or a box office of $20M in its first run. Our plan is to perform a self-distribution through a service platform release. This requires us to fund all the promotions and advertising for the movie, but places us closer to the retail dollar than traditional sales agent and distributors do. The following chart is our expectation for Shadow Warriors our parameters of this projections is as follows. We will start with only 50 screens, which is half of a normal platform release. We will then project half the income per screen of the average platform release. That will give us a weekly and monthly total from which we can predict the monthly revenue. We will project a 27 week theater run which is the low end of a theatrical release.

Screens	Weekly per Screen Box Office	Weekly Total Box Office	Month	Gross to Company
50	$3,806.00	$190,300.00		
70	$3,825.00	$267,750.00		

70	$3,228.50	$225,995.00		
100	$3,410.00	$341,000.00		
125	$3,414.00	$426,750.00	$1,451,795.00	$653,307.75
130	$2,963.00	$385,190.00		$0.00
130	$2,883.50	$374,855.00		$0.00
200	$2,904.00	$580,800.00		$0.00
210	$2,917.00	$612,570.00	$1,953,415.00	$879,036.75
215	$3,150.50	$677,357.50		$0.00
225	$3,781.50	$850,837.50		$0.00
225	$3,741.00	$841,725.00		$0.00
225	$3,599.50	$809,887.50	$3,179,807.50	$1,430,913.38
225	$3,819.00	$859,275.00		$0.00
250	$4,181.00	$1,045,250.00		$0.00
255	$3,622.50	$923,737.50		$0.00
260	$3,559.00	$925,340.00		$0.00
270	$4,394.50	$1,186,515.00	$4,940,117.50	$2,223,052.88
280	$5,653.50	$1,582,980.00		$0.00
300	$4,322.50	$1,296,750.00		$0.00
280	$4,194.50	$1,174,460.00		$0.00
270	$4,147.50	$1,119,825.00	$5,174,015.00	$2,328,306.75
200	$3,478.00	$695,600.00		$0.00
150	$3,340.50	$501,075.00		$0.00
125	$2,792.00	$349,000.00		$0.00
110	$2,888.50	$317,735.00		$0.00
100	$2,319.00	$231,900.00	$2,095,310.00	$942,889.50

The projected performance above would result in a return of $8,457,504 from a $4M production and distribution budget. But that is only a portion of the revenue. According to MPAA 56% of a films revenue will come from digital release, or home video sales. Which would provide an additional $11,014,423 of revenue. In addition, there are foreign sales, syndication, and airlines that would provide additional revenues. The film would carry value in the library and for subsequent releases.

Being an enterprise film, the second film generally sees a significant revenue increase. We will project that Shadow Warriors II will outperform Shadow Warriors I by 20%. And the company will continue to see higher revenues for less P&A cost due to the value of an enterprise film project.

VR Movies

The VR Movie industry is comprised of animated films. Here are the cold hard facts, there are 57.4M VR users in the United States (source eMarketer 2020). 21% of VR users watch movies in VR. That makes a total population of 21M Movie goers in VR in the US (US is the second largest VR audience next to China. Source: China Internet Watch). Currently there is no live action films to model, in fact one of the top virtual reality adoption barriers is lack of quality content (24% Source: Perkinscoie). With this information we offer the following projection for our VR Movie business.

UNDO is a mixture of live action and animation. Episode one will take the longest to produce and get to market because all the assets must be built from scratch. It's cash to cash product cycle will look like this;

- Development will take 10 weeks at a cost of $7,000/week.
- Preproduction will take 7 weeks at $10,000/week.
- Production will take one week at $100,000/week.
- Postproduction will take 20 weeks at $5,000/week.

This is a total of 38 weeks to produce the first episode of approximately 12 minutes in length. This may seem like a long production period, but due to the technical nature of 360° films it requires many new technologies we must build for the first time. The cost however is very reasonable $340,000. So what does the distribution look like?

Just as in our digital cinema projects our goal is to move as close as possible to the retail dollar. Our first platform for distribution will be Vimeo VR. On Vimeo will get 90% of the revenues generated by our film. Travel and other VR films are garnering over 150,000 views. If we just perform to that level at $5.99 per view. We would generate $808,650 which is more than double the cash outlay. But remember that statistic of 24% as a barrier for VR, we start to tear that down. This is just one platform, there are many others with much larger audience like Facebook and You Tube. The ultimate goal in distribution is to build our fan base and move to our own server, then we are the retail dollar.

The movie is not the end of the revenue stream in the VR spectrum. Soon a game spins off from the movie. VR gamers will engage in both, and subscriptions to the enterprise begins. Monthly membership fees are the beginning of the revenue stream. Players purchasing items in the game continue to drive additional revenues. If you look at the most successful game to movie franchise Final Fantasy, it has grossed over 13 billion and its movies over 400 million. Taking that kind of performance into the VR spectrum is a very real possibility.

We believe the VR movies and associated games will be one of the largest new markets in the entertainment sector. However, there is a learning curve to undertake. You can join us on the journey that could result in a major breakthrough in the entertainment industry. But VR movies is not the only revenue stream from VR we expect, as a studio for hire we see large revenue potential in training and advertising. We are just scratching the surface in Virtual Reality.

3 Year Projected Cash Flow

The projected cash flow is made from the projections above. Predicting cinema films and VR movies is not an exact science, so we have purposely used the low side of all performance parameters.

START-UP CASH FLOW PROJECTION

Kinesics Studios Inc

Starting date	1/1/2021
Cash balance alert minimum	$1,000,000.00

	Beginning	1/1/2021	2/1/2021	3/1/2021	4/1/2021	5/1/2021	6/1/2021	7/1/2021	8/1/2021	9/1/2021	10/1/2021	11/1/2021	12/1/2021	Total
Cash on hand (beginning of month)	$480.00	$480.00	$480.00	$480.00	$480.00	$480.00	$480.00	$54,480.00	$415,980.00	$777,480.00	$883,980.00	$500,480.00	$516,980.00	
Cash on hand (end of month)	$480.00	$480.00	$480.00	$480.00	$480.00	$480.00	$54,480.00	$415,980.00	$777,480.00	$883,980.00	$500,480.00	$516,980.00	$543,480.00	

CASH RECEIPTS														
VA		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Stock Sales		$0.00	$0.00	$0.00	$0.00	$0.00	$250,000.00	$500,000.00	$500,000.00	$250,000.00	$250,000.00	$250,000.00	$250,000.00	$2,250,000.00
Box Office		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Home Video		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Foreign Sales		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
VR sales		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$5,000.00	$5,000.00
Loan Proceeds		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
TOTAL CASH RECEIPTS		$0.00	$0.00	$0.00	$0.00	$0.00	$250,000.00	$500,000.00	$500,000.00	$250,000.00	$250,000.00	$250,000.00	$255,000.00	$2,255,000.00
Total cash available	$480.00	$480.00	$480.00	$480.00	$480.00	$480.00	$250,480.00	$554,480.00	$915,980.00	$1,027,480.00	$1,133,980.00	$750,480.00	$771,980.00	

CASH PAID OUT														
Development		$0.00	$0.00	$0.00	$0.00	$0.00	$35,000.00	$135,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$170,000.00
Pre-Production		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$135,000.00	$135,000.00	$0.00	$0.00	$0.00	$270,000.00
Production		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$300,000.00	$200,000.00	$0.00	$500,000.00
Post Production		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$15,000.00	$25,000.00	$220,000.00	$260,000.00
Distribution		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Social Media		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$20,000.00
Web Site		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$3,000.00
Digital marketing		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$3,000.00
Advertising		$0.00	$0.00	$0.00	$0.00	$0.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$7,000.00
Travel		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$9,000.00
Legal		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Rent or lease		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Business advisor		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Taxes		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Repairs and maintenance		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Wages		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Utilities		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
SUBTOTAL		$0.00	$0.00	$0.00	$0.00	$0.00	$36,000.00	$138,500.00	$138,500.00	$143,500.00	$323,500.00	$233,500.00	$228,500.00	$1,242,000.00
Loan Payment		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Capital purchases		$0.00	$0.00	$0.00	$0.00	$0.00	$160,000.00	$0.00	$0.00	$0.00	$310,000.00	$0.00	$0.00	$470,000.00
Escrow		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Additional Principal Payment		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
TOTAL CASH PAID OUT		$0.00	$0.00	$0.00	$0.00	$0.00	$196,000.00	$138,500.00	$138,500.00	$143,500.00	$633,500.00	$233,500.00	$228,500.00	$1,712,000.00
Cash on hand (end of month)	$480.00	$480.00	$480.00	$480.00	$480.00	$480.00	$54,480.00	$415,980.00	$777,480.00	$883,980.00	$500,480.00	$516,980.00	$543,480.00	

OTHER OPERATING DATA		1/1/2021	2/1/2021	3/1/2021	4/1/2021	5/1/2021	6/1/2021	7/1/2021	8/1/2021	9/1/2021	10/1/2021	11/1/2021	12/1/2021
Undo Ep 1							Development		Preproduction		Production - Postproduction		You tube
Undo Ep 2													
Undo Ep 3													
Undo Ep 4													
Undo Ep 5													
Undo Ep 6													
Undo Ep 7													
Undo Ep 8													
Undo Ep 9													
Undo Ep 10													
Shadow Warriors I The Awakening							Development	Preproduction		Production		Post Production	
Shadow Warriors II The Discovery													
Shadow Warriors III The Transcendence													

START-UP CASH FLOW PROJECTION

Kinesics Studios Inc

Starting date	1/1/2022
Cash balance alert minimum	$1,000,000.00

	Beginning	1/1/2022	2/1/2022	3/1/2022	4/1/2022	5/1/2022	6/1/2022	7/1/2022	8/1/2022	9/1/2022	10/1/2022	11/1/2022	12/1/2022	Total
Cash on hand (beginning of month)	$543,480.00	$543,480.00	$520,730.00	$547,980.00	$195,230.00	$45,780.00	$1,001,130.00	$2,161,850.00	$3,565,150.00	$3,528,290.00	$11,117,640.43	$6,701,712.95	$8,233,994.40	
Cash on hand (end of month)	$543,480.00	$520,730.00	$547,980.00	$195,230.00	$45,780.00	$1,001,130.00	$2,161,850.00	$3,565,150.00	$3,528,290.00	$11,117,640.43	$6,701,712.95	$8,233,994.40	$7,374,244.40	
CASH RECEIPTS														
VA		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Stock Sales		$250,000.00	$250,000.00	$250,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$750,000.00
Box Office		$0.00	$0.00	$0.00	$653,300.00	$879,000.00	$1,430,920.00	$2,223,050.00	$942,890.00	$0.00	$0.00	$0.00	$0.00	$6,129,160.00
Home Video		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$7,749,100.43	$2,428,822.52	$1,850,531.45	$0.00	$12,028,454.40
Foreign Sales		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
VR sales		$5,000.00	$5,000.00	$5,000.00	$5,000.00	$544,100.00	$274,550.00	$5,000.00	$5,000.00	$775,000.00	$390,000.00	$5,000.00	$5,000.00	$2,023,650.00
Loan Proceeds		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
TOTAL CASH RECEIPTS		$255,000.00	$255,000.00	$255,000.00	$658,300.00	$1,423,100.00	$1,705,470.00	$2,228,050.00	$947,890.00	$8,524,100.43	$2,818,822.52	$1,855,531.45	$5,000.00	$20,931,264.40
Total cash available	$543,480.00	$798,480.00	$775,730.00	$802,980.00	$853,530.00	$1,468,880.00	$2,706,600.00	$4,389,900.00	$4,513,040.00	$12,052,390.43	$13,936,462.95	$8,557,244.40	$8,238,994.40	
CASH PAID OUT														
Development		$0.00	$0.00	$100,000.00	$200,000.00	$200,000.00	$0.00	$0.00	$150,000.00	$0.00	$0.00	$175,000.00	$200,000.00	$1,025,000.00
Pre-Production		$0.00	$0.00	$0.00	$100,000.00	$0.00	$350,000.00	$0.00	$50,000.00	$100,000.00	$0.00	$0.00	$175,000.00	$775,000.00
Production		$0.00	$0.00	$0.00	$0.00	$100,000.00	$0.00	$650,000.00	$650,000.00	$150,000.00	$0.00	$0.00	$0.00	$1,550,000.00
Post Production		$270,000.00	$20,000.00	$0.00	$0.00	$60,000.00	$80,000.00	$60,000.00	$0.00	$550,000.00	$600,000.00	$0.00	$350,000.00	$1,990,000.00
Distribution		$0.00	$200,000.00	$500,000.00	$500,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$2,000,000.00
Social Media		$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$10,000.00	$10,000.00	$70,000.00
Web Site		$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$12,000.00
Digital marketing		$250.00	$250.00	$250.00	$250.00	$250.00	$250.00	$250.00	$250.00	$250.00	$250.00	$250.00	$250.00	$3,000.00
Advertising		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Travel		$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$10,000.00	$1,500.00	$26,500.00
Legal		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Business advisor		$0.00	$0.00	$0.00	$0.00	$0.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$28,000.00
Rent or lease		$0.00	$0.00	$0.00	$0.00	$0.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$10,500.00
Taxes		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Repairs and maintenance		$0.00	$0.00	$0.00	$0.00	$0.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$7,000.00
Wages		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$20,000.00	$20,000.00	$20,000.00	$20,000.00	$20,000.00	$100,000.00
Utilities		$0.00	$0.00	$0.00	$0.00	$0.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$3,500.00
SUBTOTAL		$277,750.00	$227,750.00	$607,750.00	$807,750.00	$467,750.00	$544,750.00	$824,750.00	$984,750.00	$934,750.00	$734,750.00	$323,250.00	$864,750.00	$7,600,500.00
Loan Payment		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Capital purchases		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$6,500,000.00	$0.00	$0.00	$6,500,000.00
Escrow		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Stock buy back		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
TOTAL CASH PAID OUT		$277,750.00	$227,750.00	$607,750.00	$807,750.00	$467,750.00	$544,750.00	$824,750.00	$984,750.00	$934,750.00	$7,234,750.00	$323,250.00	$864,750.00	$14,100,500.00
Cash on hand (end of month)	$543,480.00	$520,730.00	$547,980.00	$195,230.00	$45,780.00	$1,001,130.00	$2,161,850.00	$3,565,150.00	$3,528,290.00	$11,117,640.43	$6,701,712.95	$8,233,994.40	$7,374,244.40	

OTHER OPERATING DATA		1/1/2022	2/1/2022	3/1/2022	4/1/2022	5/1/2022	6/1/2022	7/1/2022	8/1/2022	9/1/2022	10/1/2022	11/1/2022	12/1/2022	
Undo Ep 1		Postproduction		Distribution										
Undo Ep 2				Development	Preproduction	Production - Postproduction		Distribution						
Undo Ep 3									Development - Preproduction	Production - postproduction	postproduction	Distribution		
Undo Ep 4												Development	Preproduction	
Undo Ep 5														
Undo Ep 6														
Undo Ep 7														
Undo Ep 8														
Undo Ep 9														
Undo Ep 10														
Shadow Warriors I The Awakening		Post production	Distribution					Video Release						
Shadow Warriors II The Discovery					Development		Preproduction	Production		Post Production		Distribution		
Shadow Warriors III The Transcendence												Development		

START-UP CASH FLOW PROJECTION

Kinesics Studios Inc

Starting date	1/1/2023
Cash balance alert minimum	$1,000,000.00

	Beginning	1/1/2023	2/1/2023	3/1/2023	4/1/2023	5/1/2023	6/1/2023	7/1/2023	8/1/2023	9/1/2023	10/1/2023	11/1/2023	12/1/2023	Total
Cash on hand (beginning of month)	$7,374,244.40	$7,374,244.40	$7,448,319.40	$8,241,519.40	$9,278,619.40	$14,629,879.40	$6,675,939.40	$15,694,764.40	$19,517,489.40	$20,453,099.40	$19,785,549.40	$18,267,999.40	$27,550,449.40	
Cash on hand (end of month)	$7,374,244.40	$7,448,319.40	$8,241,519.40	$9,278,619.40	$14,629,879.40	$6,675,939.40	$15,694,764.40	$19,517,489.40	$20,453,099.40	$19,785,549.40	$18,267,999.40	$27,550,449.40	$28,058,699.40	
CASH RECEIPTS														
VA		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Stock Sales		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Box Office		$816,625.00	$1,098,750.00	$1,788,650.00	$2,778,810.00	$1,178,610.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$725,800.00	$8,387,245.00
Home Video		$0.00	$0.00	$0.00	$0.00	$0.00	$9,686,375.00	$3,035,275.00	$2,113,160.00	$0.00	$0.00	$0.00	$0.00	$14,834,810.00
Foreign Sales		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$10,000,000.00	$0.00	$10,000,000.00
VR Sales		$5,000.00	$917,000.00	$1,481,000.00	$5,145,000.00	$5,000.00	$1,155,000.00	$1,860,000.00	$645,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$11,233,000.00
Loan Proceeds		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
TOTAL CASH RECEIPTS		$821,625.00	$2,015,750.00	$3,269,650.00	$7,923,810.00	$1,183,610.00	$10,841,375.00	$4,895,275.00	$2,758,160.00	$5,000.00	$5,000.00	$10,005,000.00	$730,800.00	$44,455,055.00
Total cash available	$7,374,244.40	$8,195,869.40	$9,464,069.40	$11,511,169.40	$17,202,429.40	$15,813,489.40	$17,517,314.40	$20,590,039.40	$22,275,649.40	$20,458,099.40	$19,790,549.40	$28,272,999.40	$28,281,249.40	
CASH PAID OUT														
Development		$0.00	$200,000.00	$0.00	$300,000.00	$0.00	$325,000.00	$0.00	$350,000.00	$0.00	$400,000.00	$0.00	$0.00	$1,575,000.00
Pre-Production		$500,000.00	$700,000.00	$0.00	$300,000.00	$0.00	$325,000.00	$0.00	$350,000.00	$0.00	$400,000.00	$0.00	$0.00	$2,575,000.00
Production		$175,000.00	$0.00	$1,750,000.00	$1,050,000.00	$500,000.00	$400,000.00	$0.00	$450,000.00	$0.00	$500,000.00	$0.00	$0.00	$4,825,000.00
Post Production		$250,000.00	$0.00	$250,000.00	$400,000.00	$400,000.00	$550,000.00	$850,000.00	$450,000.00	$450,000.00	$0.00	$500,000.00	$0.00	$4,100,000.00
Distribution		$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$1,200,000.00
Social Media		$100,000.00	$100,000.00	$100,000.00	$300,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$600,000.00
Web Site		$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	$600.00
Digital marketing		$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$60,000.00
Advertising		$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$60,000.00
Travel		$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$60,000.00
Legal		$0.00	$0.00	$0.00	$0.00	$15,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$15,000.00
Business advisor		$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$4,000.00	$48,000.00
Rent or lease		$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$18,000.00
Taxes		$2,000,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$2,000,000.00
Repairs and maintenance		$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$12,000.00
Wages		$100,000.00	$100,000.00	$10,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$100,000.00	$1,110,000.00
Utilities		$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$12,000.00
SUBTOTAL		$3,247,550.00	$1,222,550.00	$2,232,550.00	$2,572,550.00	$1,137,550.00	$1,822,550.00	$1,072,550.00	$1,822,550.00	$672,550.00	$1,522,550.00	$722,550.00	$222,550.00	$18,270,600.00
Loan Payment		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Capital purchases		$0.00	$0.00	$0.00	$0.00	$8,000,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$8,000,000.00
Escrow		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Additional Principal Payment		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends		$2,500,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$2,500,000.00
TOTAL CASH PAID OUT		$747,550.00	$1,222,550.00	$2,232,550.00	$2,572,550.00	$9,137,550.00	$1,822,550.00	$1,072,550.00	$1,822,550.00	$672,550.00	$1,522,550.00	$722,550.00	$222,550.00	$28,770,600.00
Cash on hand (end of month)	$7,374,244.40	$7,448,319.40	$8,241,519.40	$9,278,619.40	$14,629,879.40	$6,675,939.40	$15,694,764.40	$19,517,489.40	$20,453,099.40	$19,785,549.40	$18,267,999.40	$27,550,449.40	$28,058,699.40	

OTHER OPERATING DATA		1/1/2023	2/1/2023	3/1/2023	4/1/2023	5/1/2023	6/1/2023	7/1/2023	8/1/2023	9/1/2023	10/1/2023	11/1/2023	12/1/2023	
Undo Ep 1														
Undo Ep 2														
Undo Ep 3														
Undo Ep 4														
Undo Ep 5		Production - Distribution												
Undo Ep 6			Development - Preproduction	Production - Postproduction	Distribution									
Undo Ep 7					Development - Preproduction- Production	Postproduction - Distribution								
Undo Ep 8							Development - Preproduction- Production	Postproduction - Distribution						
Undo Ep 9									Development - Preproduction- Production	Postproduction - Distribution				
Undo Ep 10											Development - Preproduction- Production	Postproduction - Distribution		
Shadow Warriors I The Awakening														
Shadow Warriors II The Discovery					Video Release									
Shadow Warriors III The Transcendence		Preproduction		Production			Postproduction			Distribution			Video release	

16

3 Year Projected Profit/Loss

All the per share evaluation are calculated on 100M shares. Fewer shares maybe issued at any given time which would affect the per share values presented.

Income is revenue from business activity only, no revenue from equity investment or loan proceeds are included in Income.

Expenditures are total cash out, including loan payments.

Profit/Loss is **Income-Expenditures**.

Discounted earnings rate is 15% as follows **(profit/loss) x 1.15** for 2021, **(profit/loss)/ 1.3225** for 2022, and **(profit/loss)/1.52** for 2023.

Book Value is the **value of equipment + cash on hand at the end of the year / number of shares**. Depreciation of equipment is straight line for seven years and a 50% percent salvage value. No value is given to unrealized revenues of films in distribution or production, which in a liquidation sale would have value.

The P/E Ratio is the share price based on **Discounted Earnings x P/E Ratio**. Media and Entertainment P/E ratios are in the hundreds of dollars and that does not seem reasonable, so this calculation used 28.5 as the ratio and discounted earnings.

	2021	2022	2023
Income	$5,000	$20,181,264	$44,455,055
Expenditures	($1,712,000.00)	($14,179,000)	($28,770,600)
Profit/Loss	$1,707,000.00	$6,002,264	$15,684,455
Discounted Earnings	$1,963,050.00	$4,538,573	$10,318,720
Book Value per Share	$0.00544	$0.1376	$0.4278
P/E Ratio per Share	$0.5595	$1.2935	$2.9408

Balance Sheet:

A note about the methodology used to create this projected Balance Sheet. Projecting the future value of a film before the film is made is difficult. Projecting the value of a film after its first run before a film is made is nearly impossible. What is a library of films and the franchise of a film series worth? In 2012 Disney bought Lucas Films for over $4B dollars. Would George Lucas have valued Star Wars and Indiana Jones in the ten-figure range in 1977? Would an investor believe him before Star Wars was made? What will be the film library worth of two enterprise projects currently green lighted? We don't know, and therefore are not including any library value for films that have completed their first run.

The following projected balance sheet makes many assumptions, but all supported by industry standards and history of films. The films are projected to perform in the low historic average as calculated before the pandemic. VR movies have no track record, so we utilized the very lowest performance data we could find.

Balance Sheet (Projected)

Kinesics Studios Inc.

	Beginning	End of 3rd Year
	1/1/2021	1/1/2024
Assets		
Liquid Assets		

Cash in bank	$	480	$	28,058,700	
Total Current Assets	$	480	$	28,058,700	
Fixed Assets					
Machinery & equipment	$	-	$	402,860	
Land & buildings		-		14,500,000	
Total Fixed Assets (net of depreciation)	$	-	$	14,902,860	
TOTAL Assets	$	480	$	42,961,560	
Liabilities and Equity					
Current Liabilities					
Taxes payable		-		1,500,000	
Total Current Liabilities	$	-	$	1,500,000	
Total Liabilities	$	-	$	1,500,000	
Owners' Equity					
Invested capital	$	480	$	41,461,560	
Total Owners' Equity	$	480	$	41,461,560	
Total Liabilities & Equity	$	480	$	42,961,560	

Analysis

Projections are only as good as the quality of the estimates. Every number offered has been made in a conservative and cautious manner. 2021 shows a major loss as the company gets its first project under way. After the first year the company is estimated to become profitable as the finished films make their way to market. The book value shows a 342% gain in less than three years. The company carries a very low overhead with no employs until the company has over $5M in earnings as the principals will make money from the productions they work.

One aspect that is not quantized in this plan is the value of the VR filming techniques. Currently the VR film market accounts for only 21% of the overall VR market, which is mainly not movies at all but things like travel videos like National Geographic. When the company produces real narrative films and episodics, the upside could be explosive. Imagine a new episode of UNDO coming out and the characters discover the cloak of invisibility. Now imagine a game based on the episodic, players will be rushing to the app to buy the cloak of invisibility. The game and the episodic keep feeding each other, and the enterprise explodes.

As the nation and the world's economy comes out of the downturn from the pandemic, the movie industry will be set to explode as people venture out for entertainment. Because few movies have been made during this time, there will be an opportunity for small independent studios to claim a place among the giants. With new VR techniques films will be a new player in the VR market. Now is the time for kinesics studios.

The Bottom Line:
Driven by the desire for excellence Kinesics Studios has the foundation to change the face of movie

entertainment. We will bring cinema to 360° in Virtual Reality. While all start-up companies come with a high risk, not all come with the high reward that you get when your disruptive to a multibillion-dollar industry. Now is the time to get in on the ground floor and we will work tirelessly to give you the return on your investment you deserve. There's no technology we won't try, no drone we won't fly, no shot we won't stitch, and no problem we won't fix to blaze the trail into cinema 360°. Join us now for a front row seat of an opportunity of a lifetime. Kinesics Studios we are stories in motion.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Risk

An investment in the shares of stock in the company involves a degree of risk. Prospective investors should carefully analyze the merits and the risks of an investment in the Company and should consider, among other risks, the following:

Recent Organization, Limited Scope and Lack of Operating Experience

The Company was organized on January 01, 2021 but has never conducted any activities and has no operating experience. The Company's proposed operations are subject to all of the risks inherent in the establishment of a new commercial enterprise, and the likelihood of the Company's success must be considered in light of various factors, including the Company's ability to produce, market, sell and distribute Films.

Investment Risks

An investment in the Company involves significant risks, including the risk that the Company will be unable to produce, market, sell and distribute Films. The business risks of the Company are discussed below.

Income Tax Consequences

An investment in stock shares may have significant federal and state income tax consequences for an investor. Nothing herein was intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties imposed under the United States Internal Revenue code. This document was written to support the promotion and marketing of the transaction addressed herein. The company makes no representation or warranty to investors with respect to the income tax consequences of an investment in the shares and urges prospective investors to consult with their own tax advisors about such income tax.

Cautionary Statements

The discussions and information in this Business Plan may contain both historical and forward-looking statements. To the extent that this plan contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to, adverse economic conditions, intense competition, cost overruns in producing and marketing Films, unavailability of qualified talent for Films, loss of talent previously committed or interested in Films, absence of qualified distributors or licensees, lack of customer acceptance of Films, termination of contracts, lack of experience in the Company and Management, government regulation, inadequate capital, unexpected operating deficits, lower sales and revenues than forecast, the risk of litigation and administrative proceedings involving the Company adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this memorandum.

New Business

The Company has no earnings or gross revenues to date. There is no assurance that the Company or the Films will be profitable or will earn revenues, or that the Company will have sufficient capital to implement its business plan.

Speculative Business

The entertainment industry is extremely competitive, and the commercial success of any motion picture is often dependent on factors beyond the control of the Company, including but not limited to audience preference and exhibitor acceptance. The Company may not be able to engage or retain qualified talent for Films, including actors and other production personnel. Competent distributors or joint Company partners may not be available to assist the Company in its financing and marketing efforts for the Films, if required. The Company may not be able to sell or license the Films because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors and audiences.

Release of the Films

The Films are being produced for theatrical distribution, followed by television and home video exhibition, although no agreements are yet in place for distribution in any of the foregoing media in the United States or abroad, and no such distribution can be guaranteed. As a result, the Films may not receive the commercial exposure that could accompany a full theatrical release, and the gross revenue potential could be substantially lower than if the Films are initially introduced by wide or alternatively limited release to the full theatrical market. There is no assurance that any exhibitor will license the Films or that it will earn substantial revenues.

Absence of Immediate Revenues

The Company anticipates that it will incur substantial operating losses relating to the production and distribution of Films until the Company is able to generate adequate revenues from the licensing, sale or distribution of the Films, of which there can be no assurance. There can be no assurance that stockholders will realize any return on their investment or that stockholders will not lose their entire investment.

Risks of Motion Picture Development and Production

The development and production of motion pictures involves a substantial degree of risk. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of the Company (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key personnel, destruction or damage to the film files themselves, or bad weather). Accordingly, the Company may require funds in excess of Films anticipated budget in order to complete a production. The Company may not seek to obtain any production insurance or completion bonds for any of the Films to protect the Company against some of these risks. Accordingly, circumstances may arise pursuant to which investors will bear the entire risk that the Films do not have sufficient funding to complete production.

Risks of Motion Picture Distribution

There is no assurance that the Company will be successful in securing a service release or third parties to distribute the Films if they are completed. Furthermore, in the case of securing distribution, there is no assurance that the Films will be an economic success even if it is successful critically or artistically. While it is the intent of the Company that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion picture industry, no assurance can be given that the terms of such agreement will be advantageous to the Company. In fact, unless the Films are an artistic success and/or cast with recognizable creative elements, the Company will clearly be at a disadvantage in its negotiations. There can be no assurance that a distributor, even a service distributor will not limit the Films theatrical run, limit the territories in which the Films are exhibited or otherwise fail to promote the Films actively. Any such action by a distributor could have a material adverse effect on the economic success of the Films and the revenue received by the Company. There can be no assurance of ancillary or foreign sales of the Films. If a Film is distributed in foreign countries, some or all the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the Films will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Company's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. In any event, any net proceeds from the Films and cash flow cannot be realized, if at all, until many months after the Company's expenditure for the Films. The Company does not anticipate that it will retain a sales agent to sell the domestic or foreign rights to Films. No assurance can be given that the Company will be able to sell any rights to the Films or that if such rights are sold it will be on terms advantageous to the Company.

Domestic Market Place

Investors should particularly note the Company intends to seek a service theatrical release. At this time, the United States domestic distribution business is substantially dominated by large studio distributors (e.g., Fox, Sony, Paramount, Universal, Warner Bros., MGM and Disney) and their affiliates (e.g., Fox Searchlight, Sony Classics, Paramount Vantage, Focus Features, United Artists and Miramax). These companies are joined in the marketplace by a limited number of independent distribution companies including Lionsgate, Summit and the Weinstein Company, which acquire independently produced motion pictures and may finance film projects directly at budgets significantly more modest than those typically undertaken by the major studios. The studios are increasingly focused on large budget ("event") pictures or smaller art house projects. Motion pictures with budgets under $3,000,000, with no major acting elements attached to them are increasingly being released directly to cable television and/or home video, and receive little or no theatrical marketing support. A limited theatrical release, or no theatrical release at all, will have a materially adverse effect on the financial return which may be realized by a particular film in all other markets. Since the domestic marketplace often impacts foreign territories, the absence of domestic buyers may impact each film's potential sales.

Exposure to Worldwide Economic Conditions

It is intended that the Company will sublicense the Films to foreign distributors for exhibition in their respective territories and/or media. Consequently, the value of the Films rights as determined by such distributors would be dependent upon many factors including the economic conditions in such distributors' territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may have a material adverse impact on the Company. Even if distribution agreements are obtained for certain territories, economic changes in any territory could affect the ability to complete any transaction.

Possible Inadequacy of Company Funds

The Company will have limited capital available to it. If the entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then Management may cause the Company to sell all or a portion of its interest in the Films to finance such shortfalls. Further, a shortage of funds may prevent or delay the Company from completing the production and distribution of the Films. Although the Company and Management have planned for all of the expected production and distribution costs of the Films, there is no assurance that the Company will have adequate capital to conduct its business.

Deferments

The Company and Management may arrange for services to be provided to the Company for the production and distribution of the Films for which reduced compensation will be initially required, it being understood that the provider of such services will be compensated by the Company for the value of such services from the cash flow of the Company resulting from the exploitation of some or all rights in and to the Films. The value of such deferrals will be negotiated and documented by Management prior to the provision of such services to the Company. The benefit of such arrangements is to reduce the direct cash costs of the Films production. Such deferments may be paid from the Films revenues before or after repayment to Shareholders of their investment, and/or prior to payment to Shareholders and Management of any other net proceeds based on the revenue of the Films after such Shareholders recoupment, as Manager may establish in its reasonable judgment on behalf of Company through negotiation and/or otherwise.

Competition

The entertainment industry is characterized by intense competition. The Company will be subject to competition from other producers and distributors including major studios, which have greater financial resources and management experience and expertise than the Company. All aspects of the motion picture industry are highly competitive. The Company faces competition from "major" studios and other independent motion picture companies and television production companies not only in attracting creative, business and technical personnel for the production of films, but also in distributing the films. Virtually all of these competitors have substantially greater experience, assets, and financial and other resources than the Company, and have worldwide distribution organizations in place. The Company's Films will also be subject to extensive competition from other forms of entertainment, including but not limited to television programming, cable television, virtual reality entertainment and other entertainment. There is no assurance that the Company will be able to compete in the entertainment business successfully or profitably.

Liabilities

There is no assurance that the Company will be able to pay all of its liabilities.

No Assurance of Profit

There is no assurance as to whether the Company will be profitable or earn revenues, or whether the Company will be able to return any investment, to make cash distributions or to meet its operating expenses.

Operations - Possible Liens

If the Company fails to pay for materials and services for the Films on a timely basis, the Company's assets could be subject to materialmen's and workmen's liens. The Company may also be subject to bank liens in the event it defaults on loans from banks, if any.

Risk of Cost Overruns

The Company may incur substantial cost overruns in the production and distribution of the Films. Management is not responsible for cost overruns incurred in the Company's business and is not obligated to contribute capital to the Company. Unanticipated costs may force the Company to dilute its ownership in the Films substantially by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the Picture if it is Films to obtain the additional funds necessary to complete the production and marketing of the films. There is no assurance that the

Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the Films because of cost overruns, the probability of earning a profit or a return of the investment in the Film is diminished. Although the budget for the Films will include a contingency reserve to cover unforeseen cost overruns, the Company will not be obtaining a completion bond or other similar insurance which might mitigate the risk of cost overruns.

Risk of Insufficient Capitalization

The Company intends to conduct an additional Regulation A tier II exempt capitalization campaign. Part of the proceeds from this Crowdfunding campaign will be used to conduct the capitalization campaign. Should the capitalization campaign fall short of the minimum effort to raise one million dollars the company would be unable to produce the movie developed by this campaign and investors would stand to lose the full amount invested.

Securities

9.   Purpose of the Offering

The purpose of this offering is to raise sufficient capital to purchase 360° filming equipment, secure the rights of the 360° screenplay UNDO, produce it, and distribute it. Secondly purchase the digital cinema production package, produce Shadow Warriors, and distribute the film. As an ongoing concern we will

- Search for high concept films to develop and produce in both 360° VR and digital cinema.
- Continue the production of the enterprises of UNDO and Shadow Warriors.

10.   Use of Proceeds

	Target Amount
Total Shares Sold	40,000,000
Total Proceeds	$5,000,000.00
Offering Cost	$250,000.00
Net Proceeds	$4,750,000.00
UNDO EP. 1	$500,000.00
Shadow Warriors I	$3,000,000.00
Equipment	$550,000.00

See

11.   Transactions and security delivery

The company will deliver the securities through a transfer agent utilized by the funding portal.

12.   Cancellation

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been

met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure
The Offering

13.   Terms

These terms summarize the principal terms of the Common Stock Financing of Kinesics Studios Inc., an Oklahoma corporation (the "**Company**"). These terms apply specifically to shares issued under a Regulation CF exemption conducted through a recognized portal. These terms have no authority outside of that stated purpose. They shall be governed in all respects by the laws of State of Oklahoma.

Definitions:

Common Stock.	A class of common stock issued to purchasers for the purpose of capitalizing the company.
Closing Date	The closing date is the date of the expected end of the Regulation CF exemption for the sale of Series A Common Stock.
Investors	Individuals or entities that purchase Series A Common Stock.
Target	A minimum capital required for the company to take control of the funds.
Maximum	The maximum capital that can be raised by this offering.

Offering Terms:

Closing Date:	The offering is projected to run for one year. The offering may close earlier than the projected date if the maximum effort is reached. All investors will be notified at least five business days in advance of an early closing.
Investors Ownership:	The ownership percentage of any individual investor will be determined by the number of shares purchased divided by the number of shares issued. The company has created 100,000,000 shares.
Amount Raised:	The gross capital raised will be no less than $50,000 and up to $5,000,000
Price Per Share:	$0.125 per share

Dilution:	Shareholders will experience an immediate and significant dilution.
Valuation:	Total equity divided by total shares.

Charter:

Dividends:	Non-cumulative dividends may or may not be paid on Common Stock in an amount determined and declared by the board of directors at the annual meeting.
Liquidation Preference:	In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

The balance of any proceeds will be distributed pro rata to all Common Stock holders.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer**, exclusive license** or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above.

Protective Provisions:	In addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the holders of at least 67% of the Company's Stockholders, either directly or by amendment, merger, consolidation, or otherwise:

(i) liquidate, dissolve or wind‑up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the common stockholder, or increase the authorized number of shares of common stock; (iv) purchase or redeem or pay any dividend on any capital stock prior to the common stock, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; or (v) create or authorize the creation of any debt security; (vi) create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (vii) increase or decrease the size of the Board of Directors.

Right of First Refusal / Co-Sale Agreement:

Company first and Investors second (to the extent assigned by the Board of Directors,) **will** have a right of first refusal with respect to any shares of capital stock of the Company proposed to be **transferred** by Founders and any **future** employees holding of Company Common Stock, with a right of oversubscription for Investors of shares unsubscribed by the other Investors. Before any such person may sell Common Stock, he will give the Investors an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Investors.

14.   Voting Rights

Section 2.07 of the company bylaws establishes and governs stockholders voting rights, the follow excerpt is from those bylaws.

Except as provided in the certificate of incorporation or in a resolution adopted by the Board of Directors pursuant to the Oklahoma General Corporation Act and subject to such Act, each Shareholder shall at every meeting of the Shareholders be entitled to one vote in person or by proxy for each share of Class A Common Stock having voting power held by such Shareholder. In order to be valid, any such proxy shall be executed and delivered in accordance with the requirements of the Oklahoma General Corporation Act. No proxy shall be voted after three years from its date, unless the proxy provides for a longer period. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until notice thereof has been given to the Secretary of the corporation. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the Secretary of the corporation.

15.   Voting Limitations

No limitations or restrictions not stated above or in the company bylaws will apply without a change to the bylaws by the board of directors.

16.   Terms Modification

No modification of terms is authorized for the duration of the campaign. Any company modifications will be conducted by the company by laws.

RESTRICTIONS OF TRANSFER

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law,

brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Securities

17.   Other Securities

No other class of stock has been authorized or issued by the company. The company has issued 48,000,000 shares of common stock to founders.

18.   Rights, Dilution or Requalification

No other class of stock has been authorized. A new authorization would be require an authorization action by the Board of Directors.

19.   Difference of Stock

Common stock is the only class of stock currently authorized and all shares are equal.

20.   Principal Shareholder Rights

The principal shareholders identified in question six have no rights, warrants or options beyond what is given them as common stock shareholders.

21.   Valuation

The book value was determined with the following formula; Capital raised / Total shares issued

22.   Minority Ownership Risks

There is no single majority holder of over 50%. The risks to minority holders are equally shared by all participants.

23.   Corporate Actions

The Company has authorized 40,000,000, Shares for this regulation CF exemption.

24.   Indebtedness

The company has no debt.

25.   Exemptions

The company has had no prior exemptions nor is it pursuing any other exemptions concurrently with this exemption.

26.   Transactions

The company and has not been a party involved in any transactions prior to this offering.

Financial Condition

27.   Operating History

The company has no operating History.

28.   Financial Condition

Film and VR production is a high capital intensive and low liquidity business. The company will require a large amount of capital resources to develop, produce and distribute its first two productions. Financial milestones include completing this round of fundraising for the development and production capital of the first VR episode of Undo and the first cinema film of Shadow Warriors. The company will have low liquidity throughout the process of producing these first pictures. No revenues will be realized until the pictures are in distribution and either theatrical exhibition revenues are realized and/or home video sales are realized. The company may realize additional funding from partnerships for the projects, gap financing based on financial rebate incentives and other debt instruments. This financial condition will exist until revenues from films flow into the company.

Financial Information

29.   Certified Financial Reports

See Attachment A

30.   Principals Certifications

1. No principal member of the company has been convicted of any felony or misdemeanor (i)in

connection with the purchase or sale of any security or (ii)a false filing with the Security and Exchange Commission or (iii)arising out of any conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No principal member of the company is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice (i) in connection with any purchase or sale of any security or (ii)involving the making of any false filing with the commission or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities

3. No Principal member is subject to a final order of a state securities commission, a state authority that supervises or examines banks, savings associations or credit unions, a state insurance commission, an appropriate federal banking agency, the U. S. Commodity Futures Trading Commission, or the National Credit Union Administration that (i) at the time of this filing of this offering statement bars them from (A) association with an entity regulated by such commission, authority , agency or office, or (B) engaging in the business of securities, insurance or banking, or engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten year period ending on the date of the filing of this offering statement.

4. No Principal member are subject to an order of the commission entered pursuant to section 15(b) or 15(c0 of the Exchange Act or Section 203(e) or (f) of the Investments Advisor Act of 1940, at the time of the filing of this offering statement (i) suspends or revokes their registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal, or (ii) places limitations on their activities, functions or operations, or (iii)bars them from being associated with any entity of form participating in the offering of any penny stock.

5. No Principal member is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders them to cease and desist from committing or causing a violation or future violation of (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule of regulation thereunder, or (ii) Section 5 of the Securities Act

6. No Principal member is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No Principal member filed either as a registrant or issuer, or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within the five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or at the time of filing the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8. No Principal member is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities act, or at the time of filing this offering statement, subject to a temporary restraining order or

preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Other Material Information

31.   Additional Material

Pitch Deck

Slide 1: Kinesics Studio Title Slide
Slide 2: Image of the Insta360 Titan Camera. Introduction to new disruptive techniques for filming in 360°
Slide 3: Image of Kinesics Studios Logo. Description of the company.
Slide 4: Image of UNDO movie poster. Description of the UNDO movie project.
Slide 5: Image of Shadow Warriors movie poster. Description of the Shadow Warriors movie project.
Slide 6: Image of David Greene on set. Description of the company's additional services.
Slide 7: Image of various distributors. Description of company's marketing plan.
Slide 8: Pictures of principles. Description of company's management team.
Slide 9: Image of AFM screening room. Description of film production timing.
Slide 10: Image of Godzilla vs Kong movie poster. Description of competition.
Slide 11: Image of stock ticker. Description of the security and estimated ROI.
Slide 12: Image of dog. Text "Questions?"

Possible Changes:

The company is filming a Pitch Video the will likely be released during this campaign.
The company is seeking an additional Board member with strong business management background.